UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2025

Commission File Number: 001-41985

Murano Global Investments PLC
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of registrant’s name into English)

25 Berkeley Square
London W1J 6HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F

☐  Form 40-F

Contents
April 11, 2025 ‒ The Board of Directors of MURANO GLOBAL INVESTMENTS PLC (“Murano PubCo”) has accepted the resignation of Ms. Joanne Faye Sonin from the office of director of Murano PubCo, and from the audit, compensation and governance, and nominations committees of the Murano Pubco Board, in each case, effective as of April 7, 2025. The Board of Murano PubCo expresses its gratitude to Ms. Sonin for her service.

Following the resignation of Ms. Sonin, the Board elected Mr. Theodore Allegaert as a director to fill the resulting vacancy. Mr. Allegaert also will serve as a member of the audit, compensation and governance, and nominations committees of the Board of Murano PubCo.

Mr. Allegaert is a U.S.-qualified lawyer with over twenty-five years of commercial legal experience, including thirteen years in private practice at preeminent firms in Silicon Valley and New York and a decade of experience in senior in-house roles at multinational companies in the U.S. and the U.K. He currently serves as Chief Legal Officer of Nasdaq-listed Zapp Electric Vehicles Group Ltd.  Previously, he served from 2017-2020 as Chief Legal Officer at Nasdaq-listed Ferroglobe PLC (initially as Deputy), after serving as Deputy General Counsel of its formerly Nasdaq-listed U.S. subsidiary Globe Specialty Metals, Inc. from 2011-15. From 2015-16 and from 2021-23, Mr. Allegaert was self-employed, serving as a contract general counsel and legal and compliance consultant to international businesses in Asia and the U.K. Mr. Allegaert holds a bachelor’s degree from Columbia University and a Juris Doctor degree from The University of Chicago Law School.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: April 11, 2025	By:	/s/ David Galan
Name: David Galan
Title: Chief Financial Officer

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